THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO
TO RULE 101(d) REGULATION S-T



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934


Willamette Industries, Inc.
(Name of Issuer)

Common Stock  $0.50 Par Value Per Share
(Title of Class of Securities)


969133107
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


January 31, 2002
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.




CUSIP No. 969133107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC	                                           		I.D. NO.
13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
    00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

   2,124,500   (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

2,124,500   (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,124,500   (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  1.93%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA
CUSIP No. 969133107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
	I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

2,212,550  (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

2,263,050   (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,263,050   (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.06%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 969133107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Associates Limited
I.D. NO.  Foreign Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

  397,800    (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

397,800    (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

397,800    (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  0.36%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO
CUSIP No. 969133107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Associates Fund
	I.D. NO.  13-3246203
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

378,300    (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

 378,300    (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,300    (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.34%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    PN


CUSIP No.
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Multimedia Partners, L.P.
	I.D. NO.  13-3782066
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

 1,000     (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

   1,000     (Item 5)

:1
0
:
:
:
SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,000             (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    PN
CUSIP No. 969133107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Fund, LDC	                                           		I.D. NO.
Foreign Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
    WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

2,000   (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

2,000   (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000   (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO


CUSIP No. 969133107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Securities, Inc.                                           		I.D. NO.
13-3379374
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

  8,000    (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

    8,000    (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,000    (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.01%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO
CUSIP No.  969133107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli International Limited
	I.D. NO.  Foreign Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

  13,000    (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

    13,000    (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,000    (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  0.01%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO
CUSIP No.  969133107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Performance Partnership, L.P.
		I.D. NO.  13-3396569
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

15,000    (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

15,000    (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000    (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  0.01%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    PN

CUSIP No. 969133107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli International II Limited
	I.D. NO.  Foreign Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

  3,500    (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

   3,500     (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,500     (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    CO

CUSIP No. 969133107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ALCE Partners, L.P.		                     			I.D. NO.  13-
3782067
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

    2,000  (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

 2,000       (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,000            (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 PN

CUSIP No.  969133107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli & Company, Inc. Profit Sharing Plan
	I.D. NO.  13-3798449
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

  10,000    (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

   10,000    (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,000    (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  0.01%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 EP
CUSIP No.  969133107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
	I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

 1,000     (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

  1,000        (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,000      (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO

CUSIP No. 969133107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Foundation, Inc.
	I.D. NO.  94-2975159
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS  (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   NV

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

  3,000    (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

 3,000       (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000         (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    00-PRIVATE FOUNDATION
CUSIP No. 969133107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Group Capital Partners, Inc.
	I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

60,000   (Item 5)


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

60,000   (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 969133107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Asset Management Inc.
I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

488,300   (Item 5)



8


SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

488,300   (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

488,300
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.44%

14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 969133107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
  None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

None


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

NONE

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

None
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

CUSIP No. 969133107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

None


8

SHARED VOTING POWER

NONE


9

SOLE DISPOSITIVE POWER

NONE

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
		The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.50 per share ("Securities"), of Willamette Industries, Inc. (the "Issuer"), an Oregon corporation with principal offices located at 1300 S.W. Fifth Avenue, Suite 3800, Portland,
Oregon 97201

Item 2.		Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mario
Gabelli"), Marc J. Gabelli ("Marc Gabelli") and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer.  Many of these entities engage in various aspects of the securities business, including as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.
Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed
Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli
Partners"), Gabelli Asset Management Inc. ("GAMI"), Gabelli Funds, LLC
("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc.
("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance
Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli
Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc.
Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"),
Gabelli International II Limited ("GIL II"), ALCE Partners, L.P.  ("ALCE"),
Gabelli Multimedia Partners, L.P. ("Multimedia Partners"), MJG Associates, Inc.
("MJG Associates"), Gemini Capital Management, LLC. ("Gemini"), Gabelli Fund,
LDC ("LDC"), Gabelli Foundation, Inc. ("Foundation"), Gabelli Advisers, Inc.
("Gabelli Advisers"), Gabelli Global Partners Master Fund, Ltd. ("GGP"),
Gabelli European Partners Master Fund, Ltd. ("GEP"), Mario Gabelli, Marc
Gabelli, Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated
("Spinnaker"), Western New Mexico Telephone Company ("Western New Mexico"),
Entoleter, Inc. ("Entoleter"), Lynch Telecommunications Corporation ("Lynch
Telecom"), Lynch Telephone Corporation ("Lynch Telephone"), Lynch Interactive
Corporation ("Interactive"), Brighton Communications Corporation ("Brighton")
and Inter-Community Telephone Company ("Inter-Community").  Those of the
foregoing persons signing this Schedule 13D are hereafter referred to as the
"Reporting Persons".
		Gabelli Partners makes investments for its own account and is the parent company of GAMI.  Mario Gabelli is the Chairman of the Board of
Directors, Chief Executive Officer and majority shareholder of Gabelli
Partners.  GAMI, a public company listed on the New York Stock Exchange, is the parent company of a variety of companies engaged in the securities business, including those named below.
		GAMCO, a wholly-owned subsidiary of GAMI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers
Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
		GSI, a majority owned subsidiary of GAMI, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business regularly purchases and sells securities for its own account.  It is the immediate parent of Gabelli & Company.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-
dealer registered under the Securities Exchange Act of 1934, as amended ("1934
Act"), which as a part of its business regularly purchases and sells securities for its own account.
		GLI, a wholly-owned subsidiary of GSI, is a corporation which currently has no active operations.
		Gabelli Associates is a limited partnership whose primary business purpose is risk arbitrage investments.  GSI and Mario Gabelli are the general partners of Gabelli Associates.
		GAL is a corporation whose primary business purpose is risk
arbitrage investments.  Shares of GAL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors.  GSI is the investment manager of GAL.
		Gabelli Funds, a wholly owned subsidiary of GAMI, is a limited liability company. Gabelli Funds is an investment adviser registered under the
Advisers Act which presently provides discretionary managed account services for the following registered investment companies: The Gabelli Equity Trust
Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible
Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap
Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli
Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global
Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli
Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global
Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund,
The Gabelli Utilities Fund and The Gabelli Blue Chip Value Fund (collectively, the "Funds").
		Gabelli Advisers, a subsidiary of GAMI, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty
Mitessm Fund
		The Plan, a qualified employee profit sharing plan, covers
substantially all employees of  GAMI and its affiliates.
		GPP is a limited partnership whose primary business purpose is investing in securities.  MJG Associates provides services to GPP, and Mario
Gabelli is the general partner and a portfolio manager for GPP.
		GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the
United States and may be offered to a limited number of U.S. investors.  MJG
Associates is the investment manager of GIL. Mario Gabelli is a portfolio manager for GIL and Chairman of the Board of Directors of GIL.
		GIL II is a corporation whose business purpose is investing
primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors.
MJG Associates is the investment manager of GIL II.  Mario Gabelli is a portfolio manager and Chairman of the Board of Directors of GIL II.
		ALCE is an investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities.  GSI is a general partner of ALCE.
		Multimedia Partners is an investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multimedia communications companies.  GSI is a general partner of Multimedia Partners.
		GGP is a corporation whose primary business purpose is investing in securities on a global basis.  Gabelli Securities International Limited and
Gemini are the investment advisors of GGP and Marc Gabelli is the portfolio manager for GGP.
		GEP is a corporation whose primary business purpose is investing in securities of European Companies.  Gabelli Securities International Limited is
the investment advisor of GEP and Marc Gabelli is a portfolio manager for GEP.
		LDC is a corporation whose business purpose is investing primarily in a portfolio of equity securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Interests are offered to insurance companies which do not conduct any business in the United States and which are licensed where they do business.  MJG Associates is the investment manager of LDC.
Mario Gabelli is a portfolio manager for LDC.
		MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.
		Gemini is a limited liability company whose primary business purpose is to provide advisory services to offshore funds.  Marc Gabelli is the
President, Chief Investment Officer and majority shareholder of Gemini.
The Foundation is a private foundation.  Mario Gabelli is the
President, a Trustee and the investment manager of the Foundation.
	Lynch is a public company traded on the American Stock Exchange engaged in manufacturing.  Spinnaker, a subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ National Market.  Spinnaker is a manufacturing firm with major subsidiaries in specialty adhesive-backed materials business.  Interactive, a public company listed on the American Stock
Exchange, is a holding company whose principal subsidiary is Brighton.
Brighton is a holding company with subsidiaries in multimedia and services businesses.  Western New Mexico, a subsidiary of Brighton, provides local telephone services in an area in Southwestern New Mexico.  Inter-Community, which is also a subsidiary of Brighton, provides local telephone services in an area 40 miles west of Fargo, North Dakota.  Lynch and Interactive actively pursue new business ventures and acquisitions.  Mario J. Gabelli is a director,
Chairman of the Board and a substantial shareholder of Lynch and Interactive.
		The Reporting Persons do not admit that they constitute a group.
		Gabelli Partners, GAMI, GAMCO, Gabelli & Company and GLI are New
York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York
10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  GPP is a New York limited partnership having its principal business office at 401
Theodore Fremd Ave., Rye, New York 10580.  MJG Associates is a Connecticut
corporation having its principal business office at 401 Theodore Fremd Ave.,
Rye, New York 10580. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York
10580.  ALCE and Multimedia Partners are Delaware limited partnerships each having its principal business office at One Corporate Center, Rye, New York
10580. GAL and GIL are corporations organized under the laws of the British
Virgin Islands having their principal business office at c/o Fortis Fund
Services (Cayman) Limited, Grand Pavilion, Commercial Centre, 802 West Bay
Road, Grand Cayman, British West Indies.  GIL II is a corporation organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman,
British Wet Indies.  Gemini is a Delaware limited liability company with its principal place of business at 401 Theodore Fremd Ave, Rye, New York 10580.
LDC is a corporation organized under the laws of the British Virgin Islands having its principal business office at c/o Tremont (Bermuda) Limited, Tremont
House, 4 Park Road, Hamilton HM II, Bermuda.  The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno,
Nevada 89501.  Lynch is an Indiana corporation having its principal business office 401 Theodore Fremd Ave., Rye, New York 10580.  Spinnaker is a Delaware
corporation having its principal business office at 251 Welton Street, Handen,
CT  06511.   Interactive and Brighton are Delaware corporations each having its principal place of business at 401 Theodore Fremd Ave., Rye, New York 10580.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
		(f)  - Reference is made to Schedule I hereto.




Item 3.		Source and Amount of Funds or Other Consideration
		The Reporting Persons used an aggregate of approximately $287,235,705 to purchase the Securities reported as beneficially owned in Item
5. GAMCO and Gabelli Funds used approximately $109,508,990 and $104,094,730, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. LDC, GAL, and GIL used approximately $101,440, $20,896,434, and $606,970, respectively, of working capital to purchase the Securities reported by them. Gabelli Associates used approximately $20,068,815 of the investing funds of the partnership to purchase
the Securities reported by it.   GPP used approximately $683,250 of the
investing funds of the partnership to purchase the Securities reported by it. The Plan used approximately $545,200 of the funds from the Plan's assets to
purchase the Securities reported by it.   The Foundation used approximately
$138,660 of funds from the Foundation's assets to purchase the Securities reported by it. MJG Associates used approximately
$52,120 and of client funds to purchase the Securities reported by them.
GAMI, GGCP, and GSI used approximately
$27,013,801,
$2,843,400, and $381,920, respectively, of working capital to purchase the

Securities reported by it. GMP used
approximately $46,060 of funds of the partnership to purchase the Securities reported by it. GIL II and ALCE used approximately $161,735 and

$91,180 of working capital to
purchase the Securities reported by it.

Item 4.		Purpose of Transaction
		Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
		The Reporting Persons, with the exceptions of Lynch and its affiliates, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Issuer. As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the
Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
		Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
		With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders. In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund's shares independently.
		Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
		Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5.		Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 5,767,450 shares, representing 5.22% of the 109,879,799 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended September 30, 2001. The Reporting Persons beneficially own those Securities as follows:

Name

Shares of
Common Stock
% of Class of
Common
Gabelli Funds

2,124,500
1.93%
GAMCO
2,263,050
2.06%

GAL

397,800

0.36%

GAF

378,300

0.34%

LDC

2,000

0.00%

GSI

8,000
0.01%
GPP

15,000
0.01%
GIL

GIL II

GMP

GGCP

GAMI

ALCE

13,000

3,500

1,000

60,000

488,300

2,000
0.01%

0.00%

0.00%

0.05%

0.44%

0.00%
Foundation

3,000
0.00%
The Plan

10,000
0.01%
MJG Associates
1,000
0.00%

Mario Gabelli

0

0.00%

Marc Gabelli

0

0.00%

		Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Marc Gabelli and Gemini. Marc Gabelli is deemed to have beneficial ownership of the Securities owned by Gemini. GSI is deemed to have beneficial ownership of the Securities beneficially owned by ALCE, GMP, GAL, Gabelli Associates and Gabelli
& Company.
MJG Associates is deemed to have beneficial ownership of the Securities beneficially owned by GPP, GIL, GIL II and LDC. GAMI and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli, Marc Gabelli, Gemini and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 50,500 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, Marc Gabelli, GAMI, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
		(d) The investment advisory clients of Gabelli Funds, Gabelli Advisers, GAMCO, MJG Associates and Gemini, the partners of the various partnerships managed by Mario Gabelli and GSI (including GPP, Gabelli
Associates, ALCE, and Multimedia Partners to the extent of their economic interest there-in) and the shareholders of GIL, GIL II, and LDC which Mario Gabelli manages and GAL which is managed by GSI have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons. Except as noted, no such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships with
Respect
		to Securities of the Issuer
		The powers of disposition and voting of Gabelli Funds, Gabelli Advisers, GAMCO, MJG Associates and Gemini with respect to Securities owned beneficially by them on behalf of their investment advisory clients, of Mario Gabelli and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, and of GIL, GIL II, GAL, LDC, GGP and GEP with respect to Securities owned beneficially by them on behalf of their shareholders, are held pursuant to written agreements with such clients, partnerships and funds.




Item 7.		Material to be Filed as an Exhibit
		The following Exhibit A is attached hereto. The following Exhibit B is incorporated by reference to Exhibit B in the Amendment No. 18 to Schedule 13D of the Reporting Persons with respect to Hector Communications Corporation.

Exhibit A:


Joint Filing Agreement

Exhibit B:
Powers of Attorney to Stephen G. Bondi, Peter D. Goldstein, and James E. McKee from Robert E. Dolan

Powers of Attorney to Stephen G. Bondi, Peter D. Goldstein, and James E. McKee from Robert E. Dolan.

Powers of Attorney to Stephen G. Bondi, Peter D. Goldstein, and James E. McKee from Mario J. Gabelli.

Powers of Attorney to Stephen G. Bondi, Peter D. Goldstein, and James E. McKee from Marc J. Gabelli.




Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	February 8, 2002
MARIO J. GABELLI
MARC J. GABELLI
GABELLI FUNDS, LDC
GABELLI PERFORMANCE PARTNERSHIP, L.P.
GABELLI INTERNATIONAL LIMITED
GABELLI INTERNATIONAL II LIMITED
GABELLI FOUNDATION, INC.
MJG ASSOCIATES, INC.
ALCE PARTNERS, L.P.
GABELLI MULTIMEDIA PARTNERS, L.P.


By:/s/ James E. McKee
	James E. McKee
	Attorney-in-Fact


GABELLI FUNDS, LLC
GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI SECURITIES, INC.


By:/s/ James E. McKee
	James E. McKee
	Secretary


GABELLI ASSOCIATES FUND
GABELLI ASSOCIATES LIMITED


By:/s/ James E. McKee
	James E. McKee
	Secretary of Gabelli Securities, Inc.


GAMCO INVESTORS, INC.


By:/s/ Douglas R. Jamieson
	Douglas R. Jamieson
	Executive Vice President

GABELLI & COMPANY
PROFIT SHARING PLAN


By:/s/ Douglas R. Jamieson
	Douglas R. Jamieson
	Trustee
Schedule I

Information with Respect to Executive
Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners,
Inc.
Directors:

	Mario J. Gabelli

Chief Executive Officer and Chief Investment
Officer of Gabelli Group Capital Partners, Inc.,
Gabelli Asset Management Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli
Funds, LLC; Chairman and Chief Executive Officer of Lynch Interactive Corporation; Chairman of
Lynch Corporation.

	Richard B. Black
Vice Chairman of the Board of Directors of Oak
Technology, Inc.; Chairman of ECRM; Director of
The Morgan Group, Inc.; General Partner of KBA
Partners
Parker Plaza
400 Kelby Street
Fort Lee, NJ   07029

	Charles C. Baum





Chairman, Director and Chief Executive Officer of
The Morgan Group, Inc.; Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

	Eamon M. Kelly
Professor
Payson Center for International
Development Technology Transfer
Tulane University
300 Gibson Hall
6823 St. Charles Avenue
New Orleans, LA   70118

	Arnold M. Reichman
Chief Executive Officer
Outercurve Technologies
609 Greenwich Street
New York, NY 10014

	Marc J. Gabelli

Managing Director

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

	Mario J. Gabelli
Chairman, Chief Executive Officer and Chief
Investment Officer
	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

Gabelli Asset Management
Inc.
Directors:

	Raymond C. Avansino,
Jr.
Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli

See Above
	Paul B. Guenther

Chairman
New York Philharmonic
10 Lincoln Center Plaza
New York, NY 10023

	John C. Ferrara
President
SPACE.com
120 West 45th Street
New York, NY 10036

	Dr. Eamon M. Kelly
See Above

	Karl Otto Pohl (1)
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

Officers:



	Mario J. Gabelli


Chairman, Chief Executive Officer and Chief
Investment Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Executive Officer and Chief Investment
Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson
Executive Vice President and Chief Operating
Officer

	Robert S. Zuccaro
Vice President and Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	Gus Coutsouros
Vice President and Chief Financial Officer

	James E. McKee
Secretary

Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary


Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.
See above

Officers:


	Robert S. Zuccaro
Vice President-Finance

	James E. McKee
Secretary

Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.

	Robert S. Zuccaro
See above

Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds

	Walter K. Walsh
Compliance Officer

	James E. McKee
Secretary

GLI, Inc.
Directors:

	Mario J. Gabelli

See above - Gabelli Group Capital Partners, Inc.
Officers:


	Mario J. Gabelli
Chairman and Chief Investment Officer

Gabelli Associates Limited
Directors:

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

	MeesPierson Nominees
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies

Officers:


	Mario J. Gabelli
Chief Investment Officer

	Kevin Bromley (2)
Vice President, Treasurer and Assistant Secretary

	Sandra Wright (2)
Secretary and Assistant Treasurer

Gabelli International Limited
Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	MeesPierson Management
	(Cayman) Limited


Grand Pavillion, Commercial Center
802 West Bay Rd.
Grand Cayman, British West Indies







Gabelli Fund, LDC
Directors:

	Johann S. Wong (4)
c/o Tremont (Bermuda) Limited
Tremont House
4 Park Road
Hamilton, HM11
Bermuda

	Peter D. Anderson (5)
Givens Hall Bank & Trust
Genesis Building
P.O. Box 2097
Grand Cayman, Cayman Islands
BWI 3459498141

	Karl Otto Pohl
See above

	Anthonie C. van Ekris

See below
Gabelli Global Partners Master
Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
Vice President
Institutional Capital Markets Bear Stearns
International Ltd.

	Marco Sampelligrani (7)
Trader, Gabelli Securities, Inc.

	Antonie Van Ekris
See below

Gabelli European Partners Master
Fund, Ltd.
Directors:


	Marc J. Gabelli
See above

	Patrick Salvisberg (6)
See above

	Marco Sampelligrani (7)
See above

	Antonie Van Ekris
See below


Lynch Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	E. Val Cerutti
Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

	Ralph R. Papitto
Chairman of the Board
AFC Cable Systems, Inc.
50 Kennedy Plaza - Suite 1250
Providence, RI   02903

	Avrum Gray

Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

	Louis A. Guzzetti
President and Chief Executive Officer

	Robert E. Dolan
See below

Officers:



	Mario J. Gabelli

Chairman
	Louis A. Guzzetti
President and Chief Executive Officer

	George E. Fuehrer
Vice President - Business Development

	Roger T. Dexter
Controller



Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Florida Light & Power Co.
P.O. Box 14000
700 Universe Blvd.
Juno Beach, FL 33408

	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	Ralph R. Papitto
Chairman of the Board
AFC Cable Systems, Inc.
50 Kennedy Plaza - Suite 1250
Providence, RI   02903

	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	John C. Ferrara
See above

	David C. Mitchell
Business Consultant
c/o Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Vincent S. Tese
Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

Officers:


	Mario J. Gabelli
Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer


Brighton Communications Corporation
401 Theodore Fremd Avenue Rye, NY 10580
Directors:


	Robert E. Dolan

See above - Lynch Interactive Corporation
	Robert A. Hurwich

See above - Lynch Interactive Corporation
Officers:


	Robert E. Dolan

President, Controller, Tresurer and Assistant
Secretary


Spinnaker Industries, Inc.,
600 N. Pearl Street - Suite 2160, Dallas, TX   75201

Directors:


	Joseph P. Rhein
5003 Central Avenue
Ocean City, NJ   08226

	Richard J. Boyle
The Boyle Group, Inc.
6110 Blue Circle Drive - Suite 250
Minnetonka, MN   55343

	Ned N. Fleming, III
Boyle, Fleming, George & Co., Inc.
600 N. Pearl Street - Suite 2160
Dallas, TX   75201

	Anthonie C. van Ekris
Chairman and Chief Executive Officer
Balmac International, Inc.
61 Broadway - Suite 1900
New York, NY   10006

	Mario J. Gabelli

See above - Gabelli Group Capital Partners, Inc.

	E. Val Cerutti

See above - Lynch Corporation
	Louis A. Guzzetti

See above - Lynch Corporation
	Ralph R. Papitto

See above - Lynch Corporation
Officers:


	Ned N. Fleming, III
President

	Richard J. Boyle
Office of the Chairman

	Mario J. Gabelli

Office of the Chairman

	Louis A. Guzzetti

Office of the Chairman

	Perry J. Schiller
Vice President, Finance & Controller



Entoleter, Inc.,
251 Welton Street, Hamden, CT   06517

Directors:


	Ned N. Fleming, III
See above - Spinnaker

	Robert P. Wentzel
See above - Entoleter

	Richard J. Boyle
See above - Spinnaker

	Louis A. Guzzetti
See above - Lynch Corporation

Officers:


	Robert P. Wentzel
President

	Charles DeMarino
Controller & Secretary



Western New Mexico Telephone Company,
314 Yankee Street, Silver City, NM   88062

Directors:


	Jack W. Keen
Chairman and President

	Dr. Brian E. Gordon
Vice President

	Mary Beth Baxter
Secretary & Treasurer

	John Clay Keen
Route 6
Box 270
Greenville, TX 75401

	Robert E. Dolan
See above - Lynch Corporation

	Carmine Ceraolo
See above - Lynch Corporation

	Mary J. Carroll

See above - Lynch Corporation

	Eugene P. Connell
See above - Lynch Corporation

Officers:


	Jack W. Keen
Chairman and President

	Dr. Brian E. Gordon
Vice President

	Charles M. Baxter
Senior Vice President - Operations

	Mary Beth Baxter
Secretary & Treasurer



Inter-Community Telephone Company, L.L.C.
P.O. Box A, Nome, ND   58062

Managers:


	Carole Rau
Executive Assistant
Lynch Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Mary J. Carroll
See above - Lynch Corporation

	Robert E. Dolan
See above - Lynch Corporation

	Carmine P. Ceraolo
Assistant Controller
Lynch Corporation
401 Theodore Fremd Ave
Rye, NY 10580

	Robert Snyder
200 Broadway South, Buffalo, ND   58011

	Keith S. Andersen
See above - Inter-Community Telephone Company

	Robert Reff
See above - Inter-Community Telephone Company


	Jack Bently
1210 E. Washington Ave
Gilbert, AZ 85234

Officers:


            Robert Snyder
President

            Keith S. Andersen
Secretary and Treasurer





Central Scott Telephone Company
125 North Second Street, Eldridge, Iowa 52748

Directors:


	Mary J. Carroll
See above - Lynch Interactive Corporation

	Robert E. Dolan
See above - Lynch Interactive Corporation

	W. Norman Harvey
President

	Edgar H. Holden

Chairman
	Ned Mohr
c/o Central Scott Telephone Company

	Eugene Morris

c/o Central Scott Telephone Company

	Christopher Porter
c/o Central Scott Telephone Company

	Carole L. Rau
See above - Lynch Interactive Corporation

Officers:


	Edgar H. Holden
Chairman

	W. Norman Harvey

President
	Robert E. Dolan
Vice President & Assistant Treasurer

	Julie Andersen
Treasurer & Assistant Secretary

	Kent Dau
Controller



Lynch Telephone Corporation,
401 Theodore Fremd Avenue, Rye, NY 10580

Directors:


	Robert E. Dolan
See above - Lynch Interactive Corporation

	Jack W. Keen
See above - Western New Mexico Telephone Company

Officers:


	Jack W. Keen
President

	Mary Beth Baxter
Treasurer and Assistant Secretary

	Robert E. Dolan
Vice President and Controller

Lynch Telephone Corporation III,
401 Theodore Fremd Avenue, Rye, NY 10580

Directors:


	Delores A. Deitrick
c/o Lynch Telephone Corporation III

	Robert E. Dolan
See above - Lynch Interactive Corporation

	Richard J. Kiesling
Chairman

	Mary J. Carroll

See above - Lynch Interactive Corporation


Officers:


	Richard J. Kiesling
Chairman

	Robert E. Dolan

President, Treasurer and Controller
	(1) Citizen of Germany

	(2) Citizen of the Cayman Islands

	(3) Citizen of Bermuda

	(4) Citizen of Bermuda and Canada

	(5) Citizen of the UK

	(6) Citizen of Switzerland

	(7) Citizen of Italy





                                               SCHEDULE II

                                      INFORMATION WITH RESPECT TO
                           TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                SHARES PURCHASED        AVERAGE
 DATE            SOLD(-)             PRICE(2)

           COMMON STOCK-WILLAMETTE INDS

MJG ASSOCIATES, INC.
12/20/01            1,000            52.1200
GABELLI ASSET MANAGEMENT, INC.
2/06/02            2,500            55.4400
2/06/02          100,000            55.4490
2/01/02            9,700            55.4300
1/31/02           50,000            55.4300
1/29/02          300,000            55.4368
1/29/02          300,000            55.4217
1/29/02          300,000-           55.4364
1/29/02            7,000            55.4169
1/22/02           11,000            55.1150
1/22/02           16,600            55.1154
1/18/02            2,000            46.0300
12/31/01            2,000            52.1200
12/20/01            2,000            52.0275
12/20/01           10,000            52.0940
12/13/01            7,000            48.9865
12/11/01            1,000            45.5200
GABELLI INTERNATIONAL LTD
1/09/02            1,000            44.2540
12/13/01            5,000            48.7780
GAMCO INVESTORS, INC.
2/06/02            7,500            55.4400
2/01/02           30,000            55.4258
1/31/02           10,000            55.4200
1/30/02            1,000            55.4250
1/30/02              500            55.4260
1/29/02            5,000            55.4169
1/28/02           35,000            55.1543
1/28/02            2,500            55.1400
1/28/02           30,500            55.1373
1/25/02            8,800            55.1200
1/25/02            3,000            55.1300
1/24/02           20,000            55.1581
1/24/02            5,000            55.2000
1/24/02              500            55.2384
1/24/02           33,500            55.1784
1/24/02            6,500            55.1984
1/23/02            3,500            55.1600
1/23/02           10,000            55.1800
1/22/02            2,000            55.1220
1/22/02            1,500            55.1200
1/22/02           20,000            55.1836
1/22/02            6,500            55.1800
1/22/02            1,000            55.2436
1/22/02            6,000            55.1170
1/22/02            3,000            55.1936
1/22/02            4,000            55.2136
1/22/02          166,100            55.1836
1/22/02            2,700            55.2036
1/18/02              300            46.1200
1/17/02              200            44.2500
1/17/02              500            44.2400
1/17/02           65,000            44.9480
1/17/02            1,800            44.7265
1/17/02              200            44.7065
1/16/02              300            44.2000
1/16/02           10,000            43.9500
1/16/02            2,000            43.9150
1/16/02              500            44.2800
1/16/02            4,000            44.1300
1/16/02              500            43.9800
1/16/02            1,500            43.9989
1/16/02              500            44.6900
1/16/02            1,700            44.5371
1/16/02            9,000            44.4771
1/16/02           11,800            44.4871
1/16/02            4,800            44.4971
1/16/02              500            44.5171
1/16/02              800            44.2000
1/16/02              100            44.5271
1/16/02            3,000            44.0289
1/15/02            1,500            44.1232
1/15/02           17,000            44.1032
1/15/02            2,000            43.9200
1/15/02            6,000            44.1650
1/15/02            2,000            43.8600
1/14/02            2,000            45.2400
1/14/02            2,000            45.3280
1/11/02            2,000            46.2530
1/11/02              500            46.1000
1/11/02            2,000            46.3100
1/11/02              300            46.2000
1/11/02            7,000            46.1571
1/11/02            5,000            46.1784
1/10/02              200            46.8050
1/10/02           12,800            44.6890
1/10/02           10,000            45.5875
1/10/02            1,000            44.5700
1/10/02            4,000            44.6690
1/09/02           65,900            44.3167
1/09/02            2,400            44.3267
1/09/02            2,000            44.1900
1/09/02            5,000            44.2000
1/09/02           10,000            44.3367
1/09/02            1,000            44.3000
1/08/02            2,000            44.7011
1/08/02            1,900            44.7111
1/08/02              800            44.6911
1/08/02            5,000            44.5720
1/08/02              800            44.7400
1/07/02           11,500            45.2000
1/07/02            4,000            45.2425
1/07/02           20,000            45.1900
1/07/02           32,500            45.3421
1/07/02            5,000            45.2400
1/07/02            6,000            45.3521
1/07/02            3,000            45.4000
1/07/02            1,000            45.3721
1/07/02            3,300            45.3600
1/07/02              500            45.4021
1/07/02              300            45.3621
1/04/02           13,900            45.4124
1/04/02            1,000            45.8000
1/04/02            1,000            45.0000
1/04/02              600            45.4324
1/04/02              400            45.3624
1/04/02              500            45.4724
1/04/02            2,000            45.5800
1/04/02           30,000            45.2167
1/03/02            5,000            50.6900
1/03/02            8,700            50.4775
1/03/02           15,000            50.1081
1/03/02            1,000            50.0500
1/03/02            1,500            50.1081
1/02/02            1,500            16.9197
1/02/02              500-           50.7592
12/31/01           10,000            52.1313
12/31/01            2,000            52.1613
12/31/01            1,000            52.1200
12/31/01            1,600            52.1313
12/27/01            5,000            52.1303
12/27/01           20,000            52.1555
12/27/01            3,900            52.1303
12/27/01            4,000-           51.9583
12/27/01              250-             *DO
12/27/01            3,000            52.1603
12/26/01           20,000            52.1373
12/26/01            4,000            52.0700
12/26/01           15,000            52.0194
12/24/01            2,500            52.0379
12/24/01            5,000            52.0379
12/24/01            3,000            52.0200
12/24/01            3,000            52.0000
12/24/01            9,000            52.0361
12/24/01            5,000            52.0400
12/24/01            5,000            52.0279
12/24/01           10,500            52.0479
12/20/01           30,000            52.1888
12/20/01              500            52.2118
12/20/01              500            52.2418
12/20/01              500            52.2618
12/20/01              500            52.1518
12/20/01            5,000            52.1118
12/20/01              500            52.0275
12/20/01           10,000            52.1318
12/20/01            1,000            52.1418
12/20/01            2,000            52.1718
12/19/01            1,000-           51.7683
12/19/01            1,000-           51.6183
12/18/01           15,000            48.5359
12/17/01            9,000            48.5540
12/17/01            3,300            48.5940
12/17/01           20,000            48.7450
12/17/01           10,000            48.6925
12/17/01              500            48.5540
12/14/01            5,000            48.6300
12/14/01           15,000            49.4833
12/14/01            5,000            48.5500
12/13/01            1,000            48.9865
12/13/01           30,000            48.8500
12/11/01              500            45.2183
12/11/01            1,000            22.5991
12/11/01              800            45.1585
12/11/01           20,000            45.7000
12/11/01            2,300-           45.1585
12/11/01            7,600-           45.2183
12/11/01            4,000-           45.1983
GABELLI ASSOCIATES LTD
2/06/02           20,000            55.4400
2/01/02           18,000            55.4258
1/31/02           10,000            55.4200
1/29/02           48,000            55.4169
1/22/02           90,000            55.1146
1/22/02           25,000            52.1700
1/22/02           15,300            55.1930
12/31/01           15,000            52.1200
12/20/01           21,500            52.0275
12/13/01           55,000            48.9865
GABELLI FUND, LDC
1/29/02              500            55.4169
1/22/02              500            55.1045
GABELLI ASSOCIATES FUND
2/06/02           20,000            55.4400
1/31/02            8,300            55.4200
1/29/02           35,000            55.4169
1/23/02          100,000            55.1146
1/22/02           50,000            55.1145
1/22/02           10,000            55.2000
1/22/02           15,000            55.1930
12/31/01            7,000            52.1200
12/20/01           16,000            52.0275
12/13/01           37,000            48.9865
GABELLI&CO PROFIT SHARING PLAN
1/25/02            9,000            55.1600
12/17/01            1,000            48.7500
GABELLI FUNDS, LLC.
GABELLI MATHERS FUND
1/31/02           40,000            55.4200
1/23/02           10,000            55.1800
1/23/02           10,000            55.2000
1/22/02           20,000            55.1350
1/02/02              500-           51.4492
1/02/02              500            51.4492
GABELLI VALUE FUND
1/28/02           19,300            55.1500
1/25/02           20,700            55.1597
1/03/02           10,000            49.8400
1/02/02           10,000            51.5000
12/13/01           20,000            48.8800
GABELLI EQUITY TRUST
1/23/02          100,000            55.2100
1/22/02          240,000            55.1953
1/08/02            5,000            44.3850
12/20/01           12,000            52.1151
12/13/01           10,000            48.8800
12/11/01           60,000            45.8189
GABELLI EQUITY INCOME FUND
1/07/02           15,000            45.3393
12/18/01           10,000            48.5300
GABELLI ASSET FUND
1/08/02            5,000            44.3850
1/07/02           15,000            45.3393
12/20/01           13,000            52.1151
12/13/01           12,000            48.8800
GABELLI CAPITAL ASSET FUND
12/17/01            5,000            48.6638
12/11/01           10,000            45.8189
GABELLI ABC FUND
2/01/02           60,000            55.4300
1/22/02          105,000            55.1953
1/04/02            5,000            44.0300
12/31/01           20,000            52.1225
12/28/01           20,000            52.0975
12/26/01           10,000            52.0396
12/17/01           15,000            48.6638
12/13/01            8,000            48.8800


          (1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NYSE.

          (2) PRICE EXCLUDES COMMISSION.

          (*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.



































Exhibit A

JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value of $0.50 per share, of Willamette Industries, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
		IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 8th of February, 2002.


MARIO J. GABELLI
MARC J. GABELLI
GABELLI PERFORMANCE PARTNERSHIP L.P.
GABELLI INTERNATIONAL LIMITED
GABELLI INTERNATIONAL II LIMITED
GABELLI FUND, LDC
GABELLI FOUNDATION, INC.
GEMINI CAPITAL MANAGEMENT LLC


By:/s/ James E. McKee

     James E. McKee
     Attorney-in-Fact



GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI FUNDS, LLC
GABELLI SECURITIES, INC.
GLI, INC.
GABELLI & COMPANY, INC.



By: /s/ James E.
McKee__________________________
       James E. McKee
       Secretary










ALCE PARTNERS, L.P.
GABELLI MULTIMEDIA PARTNERS, L.P.
GABELLI EUROPEAN PARTNERS MASTER FUND, LTD.
GABELLI GLOBAL PARTNERS MASTER FUND, LTD.
GABELLI ASSOCIATES LIMITED
GABELLI ASSOCIATES FUND




By:/s/ James E. McKee
      James E. McKee
      Secretary of Gabelli Securities Inc.





LYNCH CORPORATION
SPINNAKER INDUSTRIES, INC
BRIGHTON COMMUNICATIONS CORPORATION
LYNCH INTERACTIVE CORPORATION
WESTERN NEW MEXICO
INTER-COMMUNITY TELEPHONE COMPANY



BY:/s/ James E. McKee
___________________________
       James E. McKee
       Attorney-in-Fact



GABELLI & COMPANY, INC.
PROFIT SHARING PLAN



By:/s/ Douglas R. Jamieson

     Douglas R. Jamieson
     Trustee



GAMCO INVESTORS, INC.


By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Executive Vice President





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